United States securities and exchange commission logo





                              April 7, 2023

       Michael Kaeding
       Chief Executive Officer
       Norhart Invest LLC
       1081 4th St SW
       Suite 400
       Forest Lake, MN 55025

                                                        Re: Norhart Invest LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 22,
2023
                                                            File No. 024-12163

       Dear Michael Kaeding:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 1-A filed March 22, 2023

       General

   1. We note that you may modify the applicable interest rate on the Series A "Floating"
                                                        Promissory Notes from
time to time in your sole discretion with all updates to the applicable interest
rate to be communicated to Investors through the Platform, and that such all updates to the
applicable interest rate will apply to all outstanding Series A
                                                           Floating
Promissory Notes held by such Investor as of the effective date of the interest rate change. In light
of your ability to change the interest rate applicable to Series A
                                                        "Floating" Promissory
Notes at any time, please explain how this offering will comply with Section 5 of the
Securities Act. We may have further comments.
 Michael Kaeding
FirstName   LastNameMichael Kaeding
Norhart Invest  LLC
Comapany
April       NameNorhart Invest LLC
       7, 2023
April 27, 2023 Page 2
Page
FirstName LastName
2.       We note that by default, on the applicable maturity date of the Series
B    Fixed
         Promissory Note will rollover into a new Series B    Fixed
Promissory Note for the same
         term. We further note that the Investor may cancel this rollover within first 10 days of going into effect. Please clarify whether the "rollover" of Series B note to Series A note is a conversion. Additionally, as the "rollovers" are new issuances of securities, please tell us whether you plan on registering or finding an exemption from registration for those transactions. If you plan on using Regulation A as an exemption from registration, please confirm your understanding that the dollar amount of securities rolled over will count against your $75 million offering cap under Rule 251(a)(2).
3.       We note your disclosure that the Company may offer Series B    Fixed
 Promissory Notes
         "from time to time." Please clarify throughout the filing that you will continuously offer the notes.
Investor Series A "Floating" Redemption Right, page 3

4.       We note that in the event an Investor exercises such Investor   s
redemption right with
         respect to a given Series A    Floating    Promissory Note, the
Company will remit to the
         Investor   s Norhart Invest Account the accrued and outstanding
interest and outstanding
         principal balance. Please expand your disclosure here and on page 23, by describing any circumstances where such an exercise of redemption right may be limited. For instance, we note your disclosure on page 10 that if the management of investment term mismatch fails, the Company "may not provide redemptions to Investors." Please describe in greater detail the risks to the Investors in the event that you will not be able to provide redemptions to Investors.
Risk Factors
The Promissory Note Purchase Agreement limits your rights in some important respects, page 7

5. We note your disclosure regarding binding arbitration and waiver of right to a jury trial.
         Please state that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Specifically, for the arbitration provision, expand your disclosure to include a description of the provision, the impact on claims arising under other laws, and whether or not the provision applies to purchasers in secondary transactions.
Pursuant to Section 2(b) of the Series A "Floating" Promissory Notes . . ., page 9

6.       We note your disclosure that any newly issued Series A    Floating
Promissory Notes will
         be issued at the then-applicable interest rate. Please disclose how you plan to notify new investors of the new interest rate.
 Michael Kaeding
Norhart Invest LLC
April 7, 2023
Page 3
Signatures, page III

7. Please revise to reflect that the offering statement is also signed by the principal financial officer, principal accounting officer, and a majority of the members of the Company's board of directors or other governing body. See Instructions to Signatures in Form 1-A.
       Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                               Sincerely,
FirstName LastNameMichael Kaeding
                                                               Division of
Corporation Finance
Comapany NameNorhart Invest LLC
                                                               Office of Real
Estate & Construction
April 7, 2023 Page 3
cc:       Donald Locke, Esq.
FirstName LastName